

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

May 27, 2009

Michael E. Weksel
Alyst Acquisition Corp.
233 East 69th Street, Suite 6J
New York, NY 10021

> **Re:** **China Networks International Holdings Ltd.**
> **Registration Statement on Form S-4/A**
> **Filed May 22, 2009**
> **File No. 333-157026**
>
> **Alyst Acquisition Corp.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed May 22, 2009**
> **File No. 001-33563**

Dear Mr. Weksel:

We have reviewed the above filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Unaudited Pro Forma Condensed Combined Financial Statements, page 36

1. Please classify non-controlling interest in the mezzanine. Otherwise, tell us and disclose why its liability classification is appropriate.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements, page 40

2. We note your response to prior comments 9 and 14. It is unclear from your disclosure herein why you allocated 100% of Hetong's net income to non-controlling interest for the nine months ended March 31, 2009 even though China Networks is its primary beneficiary. Please clarify how the trustee company and its joint ventures' income before non-controlling interests was derived and why 100% gets allocated to the non-controlling interest holders.

Alyst's Reasons for the Business Combination and the Recommendation of the Alyst
Board, page 57

3. We note your response to comment 11 in our letter dated May 20, 2009 and are
    unable to agree. Therefore, we re-issue our comment. As you disclose on page
    58, among the factors that the Alyst board of directors considered in connection
    with its evaluation of the Business Combination was "the quantitative analysis of
    China Networks Media's revenue and projections." While you disclose that the
    actual 2008 sales and earnings did not have a material impact on the board's
    assessment of the value of China Networks Media, we continue to believe that
    disclosing these actual sales and earnings amounts within this section will provide
    investors with material information with respect to the historical actual growth
    rate of China Networks Media. In this regard, we note your disclosure on page 54
    that a predominant factor that Alyst considered in reaching its conclusion
    regarding an appropriate and fair price to pay to acquire China Networks Media
    was "the expected growth rate of China Networks Media[.]" If you believe that
    the two measures of performance are not comparable, you may include
    explanatory disclosure to this effect in your revised disclosure.

Material United States Federal Income Tax Considerations, page 67

4. We note the revised McDermott Will & Emery tax opinion in response to
    comment 13 in our letter dated May 20, 2009. As previously requested, please
    also revise the tax discussion in the prospectus to state that it is counsel's tax
    opinion.

Note 7 – Program Rights and Intangible Assets, net, page F-39

5. We refer to your response to prior comment 17. We note that China Networks is
    obligated to purchase program rights from the PRC TV Stations over the lives of
    the agreements. In particular, it appears that most of the cash contribution from
    China Networks will be allocated to the purchase of future programs. Please
    disclose:

    •   The expected value of the program rights that China Networks may be
        obligated to acquire over the life of the arrangements.
    •   The terms of the expected purchase of program rights including whether
        you believe such terms are favorable or unfavorable relative to market
        prices.

6. We refer to your response to prior comment 18. We note your specific reference
    to the AcSEC Issues Paper, "Joint Venture Accounting," paragraph 53 which you
    believe requires you to record the assets contributed to the joint venture at the

amount agreed upon by the parties which is assumed to be determined by reference to fair market value. It is unclear to us why you make reference to joint venture accounting considering you consolidate the JV Tech Cos. due to your control of each board. Please advise.

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As appropriate, please revise your documents in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comments.

You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365, or Kyle Moffatt, Accounting Branch Chief, at (202) 551-3836, if you have questions regarding comments on the financial statements and related matter. Please contact Jay Knight, Staff Attorney, at (202) 551-3370, or me at (202) 551-3810 with any other questions.

Sincerely,

Celeste M. Murphy
Legal Branch Chief

cc: by facsimile to (212) 547-5444
        Barbara A. Jones, Esq.
        Peter J. Rooney, Esq.
        (McDermott Will & Emery LLP)